15026157

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIMCO Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

929 W. Shaker Circle
(No. and Street)

Mequon	WI	53092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Henry — 414-702-8872
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	Wisconsin	53226-3255
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIMCO Securities Group, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

4-4-15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIMCO SECURITIES GROUP, INC
Mequon, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2014

TABLE OF CONTENTS

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
FIMCO Securities Group, Inc.
Mequon, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of FIMCO Securities Group, Inc. (Company), as of December 31, 2014 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Report on Supplementary Information

The Computation of Aggregate Indebtedness ("Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedule es the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton, LLP
April 07, 2015
Milwaukee, Wisconsin

FIMCO SECURITIES GROUP, INC
Mequon, Wisconsin

STATEMENT OF FINANCIAL POSITION

Year Ended December 31, 2014

Assets		
Current assets:		
Cash and cash equivalents	$	13,176
Commissions receivable		31,975
Accounts Receivable		2,000
Other receivable		462
Prepaid expenses and other assets		0
Total current assets		47,613
Total assets	$	47,613
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$	4,568
Stockholders' equity		43,046
Total liabilities and members' equity	$	47,613

See Independent Auditor's Report.

FIMCO SECURITIES GROUP, INC
Mequon, Wisconsin

STATEMENT OF INCOME

Year Ended December 31, 2014

Revenues:		
Commission income	$	171,687
Interest income		1
		171,688
Operating Expenses:		
Salary and related expenses		1,282
Regulatory fees and expenses		2,500
Professional fees		13,274
Rent		3,100
Telephone		1,499
General and administrative		4,985
Total operating expenses		26,639
Net Income	$	145,049

See Independent Auditor's Report.

FIMCO SECURITIES GROUP, INC
Mequon, Wisconsin

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2014

	Common Stock*		Additional Paid-in Capital	Retained (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance, December 31, 2013	100	1	199,999	(171,587)	28,413
Distributions	-	-	-	(168,416)	(168,416)
Contributions	-	-	38,000	-	38,000
Net Income	-	-	-	145,049	145,049
Balance, December 31, 2014	100	$ 1	$ 237,999	$ (194,955)	$ 43,046

* $.01 par value, 9,000 shares authorized, 100 shares issued and outstanding.

See Independent Auditor's Report.

FIMCO SECURITIES GROUP, INC
Mequon, Wisconsin

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

Cash flows from operating activities:		
Net income	$	145,049
Loss on disposal of assets		4,066
Effects of changes in operating assets and liabilities:		
Receivables		(3,543)
Prepaid expenses and other assets		1,000
Accounts Payable		(10,665)
Net cash provided by operating activities		135,906
Cash flows from financing activities:		
Distributions to shareholder		(168,416)
Contributions to shareholder		38,000
Net cash provided by financing activities		(130,416)
Net increase in cash and cash equivalents		5,490
Cash and cash equivalents at beginning of year		7,686
Cash and cash equivalents at end of year	$	13,176

See Independent Auditor's Report.

Notes to Financial Statements
December 31, 2014

1. Summary of Significant Accounting Policies

Business Activity

FIMCO Securities Group, Inc. (Company) was incorporated in the state of Wisconsin on March 25, 1992. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company markets securities, annuities, unit investment trusts and mutual funds through savings and loans, banks and other financial institutions. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends December 31. Significant accounting policies followed by the Company are presented below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Equivalents

Cash and equivalents consist of the Company's checking account.

Commission Receivable

Commissions receivable are reported at contract value. An allowance for uncollectible receivables is not considered necessary.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at December 31, 2014, Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Revenue Recognition

Commission income is recorded as earned.

Income Taxes

The Company has elected to have its earnings taxed directly to its stockholders for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company is no longer subject to U.S, federal income tax examinations for years ending before December 31, 2011 and Wisconsin income tax examinations for years ending before December 31, 2010.

1. Summary of Significant Accounting Policies (Continued)

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (April 7, 2015). Subsequent to year end the Company cancelled the monthly lease agreement. Subsequent to year end the company failed to file, on a timely basis, their annual audited financial statements. The company was given an effective suspension date of April 10, 2015 if audit is not received by that date.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $42,153, which is in excess of the minimum requirement by $37,153. The ratio of aggregate indebtedness was .11 to 1.

3. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2014. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

4. Concentrations

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such cred it risk and has not experienced any losses related to such risks.

5. Leases

The Company leases office space under a month-to-month lease agreement that requires monthly payments of $1,000. The lease expired on February 28, 2014 and was not renewed.

6. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material *effect* on the Company's financial statements.

FIMCO SECURITIES GROUP, INC
Mequon, Wisconsin

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2014

Computation of net capital:		
Members' equity	$	43,046
Less non-allowable assets:		
Other assets		(893)
Net capital before haircuts on securities positions		42,153
Haircuts on securities:		
Trading and investment securities		-
Net capital	$	42,153
Aggregate indebtedness:		
Total aggregate indebtedness - total liabilities	$	4,568
Computation of basic net capital requirement:		
Minimum net capital required based on aggregate indebtedness	$	305
Minimum net capital required	$	5,000
Excess net capital	$	37,153
Ratio of aggregate indebtedness to net capital		0.11

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

FIMCO Securities Group, Inc.
December 31, 2014
Auditor Reconciliation of Net Capital and Aggregate Indebtedness

Net Capital, as reported in Company's Part II (unaudited) FOCUS Report	12,745
Asset Adjustments:	
Less: Check void subsequent to year-end	(5,000)
Add: Trail receivable	33,975
Add: Rounding	1
Liability Adjustments:	
Add: Payable adjustment	432
Net Capital per Preceding	42,153
Aggregate Indebtedness, as reported in Company's Part II (unaudited) FOCUS Report	5,000
Liability Adjustments:	
Less: Payable adjustment	(432)
Aggregate Indebtedness per Preceding	4,568

See Independent Auditors' Report